SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2004

Commission File Number: 00112570

CE FRANKLIN LTD.

(Translation of Registrant’s Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___

    Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  November 3, 2004

CE FRANKLIN LTD.

By: "SIGNED"

Name: Denise Jones

Title: Controller

Management’s Discussion and Analysis as at October 26, 2004

for the Quarter Ended September 30, 2004

(All amounts shown in Canadian dollars unless otherwise specified.)

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These “forward-looking” statements have been identified by using words such as “would”, “expected”, “believe” and similar phrases and include all statements relating to planned activity, revenue levels, capital expenditures and statements concerning liquidity and capital resources.  There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, economic conditions, seasonality of drilling activity, the loss of a major supplier of tubular goods, commodity prices for oil and gas, currency fluctuations and government regulations. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans for 2004 and beyond could differ materially from those expressed in the forward looking statements.  CE Franklin Ltd. assumes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  For a discussion of other risk factors which could impact CE Franklin Ltd., please review CE Franklin’s Annual Report on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following “Management’s Discussion and Analysis” is as of October 26, 2004 and is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance during the period’s presented and significant trends that may impact future performance of the Company. This discussion should be read in conjunction with the Financial Statements of the Company and the related notes thereto and should be read in conjunction with the Management’s Discussion and Analysis included in the Company’s December 31, 2003 Annual Report and Consolidated Financial Statements and notes thereto.

Selected Financial Information	Three Months ended September 30		Nine Months ended September 30
(in thousands of Canadian dollars except per share data)	2004	2003	2004	2003
Statements of Operations
Sales	78,232	67,533	234,266	184,138
Gross Profit	14,390	11,227	41,189	30,533
Gross Profit - %	0.2%	0.2%	0.2%	0.2%

Other expenses (income)
Selling, general and administrative	11,011	9,031	31,236	26,514
Amortization	1,107	1,077	3,236	3,099
Interest	345	257	1,019	693
Other	(42)	15	(17)	(379)
	12,421	10,380	35,474	29,927

Income before income taxes	1,969	847	5,715	606
Income tax expense	771	443	2,412	502
Income from continuing operations	1,198	404	3,303	104
Discontinued operations	-	(97)	(27)	(335)
Net income (loss)	1,198	307	3,276	(231)

Net income per share - continuing operations
Basic and diluted	$0.07	$0.02	$0.19	$0.00

Net income (loss) per share
Basic and diluted	$0.07	$0.02	$0.19	$(0.01)

Balance Sheets (as at)		September 30, 2004	December 31, 2003
Current assets		112,504	100,591
Total assets		127,283	117,632
Current liabilities		74,555	68,445
Long-term financial liabilities		705	146
Shareholders' equity		51,159	47,628

Significant events in the quarter

On July 8, 2004 the Company announced that it has entered into a non-binding letter of intent with Smith International, Inc. (Smith) to acquire all the common stock of Wilson International, Inc., a wholly owned subsidiary of Smith, in exchange for common shares of CE Franklin to be issued from treasury.  This transaction is considered to be a related party transaction by virtue of Smith’s current 55% shareholdings in CE Franklin and is subject to the approval of a majority of CE Franklin shareholders, excluding Smith.  Upon signing a definitive agreement, the Company will mail an information circular to minority shareholders detailing the transaction.

Overview

The level of exploration and production activity in the western Canadian sedimentary basin including the oilsands areas largely drives the performance of the Company.  Drilling activity levels and capital project spending in the oilsands areas are primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, political uncertainties and environmental concerns, see Risks and Uncertainties for a detailed explanation of items which could have an effect on the Company’s results from operations and cash flows.

The third quarter of 2004 showed improvement in profitability from the same period in 2003.  Net income from continuing operations for the quarter was $1.2 million or $0.07 per share (diluted) as compared to a net income of $404,000 or $0.02 per share (diluted) for the third quarter 2003.

The continued improvement in earnings is due to an increase in market share and a strong incremental flow through of the sales increase to earnings.

Total capitalization (financed debt plus equity) as at September 30, 2004 was comprised of debt of 34.8% as compared to 33.4% as at December 31, 2003 and equity of 65.2% as compared to 66.6% as at December 31, 2003.  The increase in capitalization reflects the increase in inventory and accounts receivables since December 31, 2003.  See Liquidity and Capital Resources.

Results of Operations – For the Three and Nine Months Ended September 30, 2004

The price of oil and gas as at September 30, 2004 was U.S. $49.65 (West Texas Intermediate) and Cdn. $5.35 (AECO spot), respectively. This compares to U.S. $29.20 for oil and Cdn. $5.46 for gas as at September 30, 2003.

The strong commodity prices resulted in positive market economics for Exploration and Production (“E&P”) company capital spending on exploration and production activities.  The Company’s profitability and liquidity is dependant upon the level of capital spending by E&P companies in the western Canadian sedimentary basin.  However, wet weather during the third quarter resulting in the inability to move rigs resulted in a 16.5% decrease in the average rig count to 323 rigs for the quarter ended September 30, 2004 as compared to 387 rigs for the quarter ended September 30, 2003.

The average rig count decreased 2.5% to 356 rigs for the first nine months of 2004 from 365 rigs in the first nine months of 2003.  Wet weather in the third quarter negatively impacted total year average rig counts.

Sales

Sales for the quarter ended September 30, 2004 increased $10.7 million or 15.8% to $78.2 million from $67.5 million for the quarter ended September 30, 2003.  Despite the 16.5% decline in activity levels, sales increased due to market share gains as a result of an improved value offering to the marketplace by the Company.

Sales for the nine months ended September 30, 2004 increased $50.1 million or 27.2% to $234.3 million compared to $184.1 million for the nine months ended September 30, 2003.

Gross Profit

Gross profit increased 28.2% to $14.4 million for the quarter ended September 30, 2004 from $11.2 million for the quarter ended September 30, 2003.  Gross profit margins increased to 18.4% for the quarter ended September 30, 2004 from 16.6% for the quarter ended September 30, 2003 as a result of procurement discipline and efficiencies.

Gross profit for the nine months ended September 30, 2004 increased $10.7 million or 34.9% to $41.2 million compared to $30.5 million for the nine months ended September 30, 2003. Gross profit margins for the first nine months of the year were 17.6% compared to 16.6% for the first nine months of 2003.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $2.0 million or 22.0% to $11.0 million for the quarter ended September 30, 2004 from $9.0 million for the quarter ended September 30, 2003.  The increase in SG&A relates to variable expenses such as performance pay incentives to employees and agents commissions which are a result of the 15.8% increase in sales for the quarter.

SG&A costs for the nine months ended September 30, 2004 increased $4.7 million or 17.8% to $31.2 million compared to $26.5 million for the nine months ended September 30, 2003.  The increase in SG&A relates to variable expenses such as performance pay incentives to employees and agents commissions which are a result of the 27.2% increase in sales for the nine months ended September 30, 2004.

Earnings Before Interest, Taxes and Amortization and Other Items (EBITDA)1

1EBITDA for the quarter ended September 30, 2004 improved $1.2 million or 53.9% to $3.4 million as compared to $2.2 million for the quarter ended September 30, 2003.  The $10.7 million increase in sales resulted in an 11.1% incremental flow through to the EBITDA line.

 EBITDA represents income before interest, taxes and amortization.  EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers.  Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities.  EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

EBITDA for the nine months ended September 30, 2004 was $10.0 million as compared $4.0 million for the nine months ended September 30, 2003.  The $50.1 million increase in sales resulted in an incremental flow through of 11.8% to EBITDA.

Income before Income Taxes

Income before income taxes improved $1.1 million to $2.0 million for the quarter ended September 30, 2004 from $847,000 for the quarter ended September 30, 2003.  The improvement is a result of an increase in gross profit of $3.2 million offset by an increase of $2.1 million in combined SG&A and other costs.  Other costs include an increase in interest expense of $88,000.  The $10.7 million increase in sales resulted in an incremental flow through of 10.5%.

Income before income taxes for the nine months ended September 30, 2004 was $5.7 million compared to $606,000 for the nine months ended September 30, 2003.  The improvement is a result of an increase in gross profit of $10.7 million offset by an increase of $4.7 million in SG&A costs, an increase in interest expense of $326,000, an increase in amortization expense of $137,000 and a decrease in foreign exchange gains of $355,000.  The decrease in foreign exchange gains is due to minimal movement in the Canadian dollar in 2004 as compared to 2003 that saw significant improvement in the Canadian dollar over the same period.  The $50.1 million increase in sales resulted in a 10.2% incremental flow through.

Income Taxes

The Company’s effective tax rate for the quarter ended September 30, 2004 was 39.2% as compared to an effective tax rate of 52.3% for the quarter ended September 30, 2003.  The Company’s combined federal and provincial statutory tax rate for the third quarter of 2004 was 34.56% as compared to 37.06% for the third quarter of 2003.

The Company’s effective tax rate for the nine months ended September 30, 2004 was 42.21% as compared to an effective tax rate of 82.84% for the nine months ended September 30, 2003.  The Company’s combined federal and provincial statutory tax rate for the first nine months of the year was 34.56% as compared to 37.06% for the first nine months of 2003.

The difference between the effective tax rate and the combined statutory tax rate is primarily due to non-deductible items and capital and other taxes.  The effective tax rate was higher in 2003, for the quarter and year-to-date, as the net income before income taxes was impacted by non-deductible items and capital and other taxes that became a larger component of the overall tax charge.

Income from Continuing Operations

Income from continuing operations for the quarter ended September 30, 2004 was $1.2 million or $0.07 per share (diluted) compared to $404,000 or $0.02 per share (diluted) for the quarter ended September 30, 2003.  The $10.7 million increase in sales resulted in an incremental flow through of 7.4%.

Income from continuing operations increased to $3.3 million or $0.19 per share (diluted) for the nine months ended September 30, 2004 compared to $104,000 or $0.00 per share (diluted) for the nine months ended September 30, 2003.

Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in Brittania Industries Inc. for cash proceeds of $961,000.  No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the nine months ended September 30, 2004 was $27,000 as compared to a loss of $335,000 for the nine months ended September 30, 2003. There was no income or loss from discontinued operations for the quarter ended September 30, 2004. Net loss from discontinued operations for the quarter ended September 30, 2003 was $97,000.

Net Income (Loss) and Net Income (Loss) per Share

Net income for the quarter ended September 30, 2004 was $1.2 million or $0.07 per share (diluted) as compared to $307,000 or $0.02 per share (diluted) for the quarter ended September 30, 2003.

Net income for the nine months ended September 30, 2004 was $3.3 million or $0.19 per share (diluted) as compared to a net loss of $231,000 or a loss of $0.01 per share (diluted) for the nine months ended September 30, 2003.

Summary of Quarterly Financial Data

Unaudited
Q4		Q1	Q2	Q3	Q4	Q1	Q2	Q3
	2002	2003	2003	2003	2003	2004	2004	2004

Sales	59,714	61,798	54,807	67,533	72,987	89,032	67,002	78,232

Net income (loss) from continuing operations	(568)	(3)	(297)	404	1,196	1,587	518	1,198
Brittania	(130)	(60)	(180)	(112)	(175)

Loss from discontinued operations	(110)	(59)	(179)	(97)	(544)	(27)	-	-

Net income (loss)	(678)	(62)	(476)	307	652	1,560	518	1,198

Net income (loss) per share from continuing operations
Basic and diluted	$(0.03)	$(0.00)	$(0.02)	$0.02	$0.07	$0.09	$0.03	$0.07

Net income (loss) per share
Basic and diluted	$(0.04)	$(0.00)	$(0.03)	$0.02	$0.03	$0.09	$0.03	$0.07

The Company’s sales are affected by weather conditions.  As warm weather returns in the spring (April/May of each year), the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted and will start to recover in the third quarter.

Sales for the third quarter of 2004 increased from second quarter sales due to the seasonal impact described above.  Comparing the third quarter sales in 2004 to 2003 reflects an increase of 15.8%, which points to an increase in the Company’s market share.

Net income was $1.2 million or $0.07 per share (diluted) for the quarter ended September 30, 2004 compared to $518,000 or $0.03 per share (diluted) for the quarter ended June 30, 2004.  The increase in net income is due to the recovery in sales that is typical for the third quarter due to the weather conditions described above.

Liquidity and Capital Resources

For the three months ended September 30, 2004 CE Franklin generated $2.5 million in cash flow from operating activities and $1.8 million in cash being generated from working capital.  This was offset by $244,000 in capital and other expenditures and $87,000 in repayments of capital leases.  This resulted in a $4.0 million decrease in the Company’s bank operating loan to $26.4 million as at September 30, 2004 from $30.4 million as at June 30, 2004.

For the nine months ended September 30, 2004 CE Franklin generated $6.7 million in cash flow from operating activities and $961,000 from proceeds on the sale of its 50% interest in Brittania.  This was offset by a $9.8 million net increase in working capital, $652,000 in capital and other expenditures and $296,000 in repayments of capital leases.  This resulted in a $3.0 million increase in the Company’s bank operating loan to $26.4 million as at September 30, 2004 from $23.4 million as at December 31, 2003.

The Company’s profitability and liquidity is dependent upon the level of capital spending by E&P companies in the western Canadian sedimentary basin.  These activity levels are cyclical and driven by economic and political events that are described in more detail in the Risk and Uncertainties section below.  The Company mitigates the cyclical nature of its business by adjusting its SG&A costs and investment in inventory.

CE Franklin finances its non-cash working capital requirements, accounts receivable, inventories and accounts payable and accrued liabilities with its bank-operating loan.  The Company’s borrowing capacity under its bank operating loan is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories.  As at September 30, 2004, the Company was well within the covenant compliance thresholds and was able to draw up to $36 million against its bank operating line based on the borrowing base formula.

The Company will fund capital expenditures from cash flow from operating activities before net change in non-cash working capital, and capital leases, where available.  Other than standard upgrades to its enterprise and eCommerce systems, the Company does not expect significant capital expenditures in the next several years.  CE Franklin’s total capitalization (financed debt plus equity) as at September 30, 2004 was comprised of debt of 34.8% as compared to 33.4% as at December 31, 2003 and equity of 65.2% as at September 30, 2004 as compared to 66.6% as at December 31, 2003.  The increase in debt is due primarily to the increase in inventory levels.  The Company has increased purchases of offshore materials in anticipation of supplier price increases and forecasted strong activity levels for the remainder of the year.

For the quarter ended September 30, 2004 accounts receivable increased $11.0 million or 24.9% to $55.0 million from $44.0 million at June 30, 2004.  For the nine months ended September 30, 2004 accounts receivable increased $9.2 million or 20.0% to $55.0 million from $45.8 million at December 31, 2003.  The increase in accounts receivable is a result of the increase in sales.

Average Days Sales Outstanding were 53.5 days in the first nine months of 2004 as compared to 51.2 days in the for the first nine months of 2003.  Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes.

Total inventory for the Company decreased 2.3% to $56.4 million as at September 30, 2004 as compared to $57.8 million as at June 30, 2004. Total inventory for the first nine months of the year increased $8.4 million or 17.4% compared to December 31, 2003 inventory of $48.1 million.  The increase in inventory is due to increased purchases of offshore materials in anticipation of widespread price increases from suppliers and to prepare for forecasted strong activity levels for the remainder of the year.

The Company measures inventory efficiency using an annualized inventory turns calculation.  Annualized inventory turns were 4.7 times in the in the first nine months of 2004 as compared to 5.0 times in the first nine months of 2003.

Accounts payable and accrued liabilities have increased $3.3 million to $42.4 million as at September 30, 2004 as compared to the previous quarter.  The increase reflects the increase in activity from the second to the third quarter.

Property and equipment decreased 18.4% to $6.8 million as at September 30, 2004 from $8.3 million as at December 31, 2003.  This decrease reflects amortization expense of $3.2 million offset by capital expenditures of $652,000 and $1.0 million in additions to rental equipment assets and capital leases.

At September 30, 2004, CE Franklin had $26.4 million drawn against this $40.0 million credit facility.  On July 6, 2004 the Company increased its bank operating line to $40.0 million from $35.0 million.  The interest rate charged for this facility has dropped to prime plus 0.875%.  In management’s opinion, this facility, together with cash flows from operating activities before net changes in non-cash working capital balances, is considered sufficient to finance its current and foreseeable operating needs.

Contractual Obligation and Commitments and Contingencies

There have been no material changes in any contractual obligations and commitments and contingencies since the year ended December 31, 2003.

As at September 30, 2004 the Company had issued and outstanding letters of credit totaling $4.5 million to secure offshore inventory purchases.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

Transactions with Related Parties

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by a subsidiary of its principal shareholder Smith International, Inc.  Smith International owns 55.1% of the Company’s outstanding common shares.  The transactions with the principal shareholder are in the normal course of business and at commercial rates.  On February 17, 2004 Smith International was granted an irrevocable option, for two years, to purchase common shares of the Company at market value such that its interest in the Company would not be diluted.

On July 8, 2004 the Company announced that it has entered into a non-binding letter of intent with Smith International, Inc. (Smith) to acquire all the common stock of Wilson International, Inc., a wholly owned subsidiary of Smith, in exchange for common shares of CE Franklin to be issued from treasury.  This transaction is considered to be a related party transaction by virtue of Smith’s current 55% shareholdings in CE Franklin and is subject to the approval of a majority of CE Franklin shareholders, excluding Smith.  Upon signing a definitive agreement, the Company will mail an information circular to minority shareholders detailing the transaction.

Critical Accounting Estimates

There have been no material changes since the year ended December 31, 2003.

Change in Accounting Policies

Effective January 1, 2004, the Company adopted prospectively, the Canadian Institute of Chartered Accountants guideline for “Hedging Relationships”.  The Company utilizes foreign currency exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The value of the contract is marked to market and the change in the value is recognized in the Statements of Operations.

Financial and Other Instruments

The Company is exposed to market risks from changes in interest rates and foreign exchange rates.  The Company will enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments.  As at September 30, 2004 there were outstanding contracts totaling $2.8 million.  There were no outstanding contracts as at June 30, 2004.  As at March 31, 2004 there was an outstanding contract for $2.2 million and no contracts were outstanding as at December 31, 2003.

The Company has exposure to interest rate fluctuations on its demand bank operating loan.  The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand operating loan.  No such contracts were in place for the first three quarters of 2004 or 2003.

The Company booked a loss on exchange of $74,000 in the third quarter related to the outstanding foreign currency contract described above.  As at September 30, 2004 there were no unrecognized gains or losses associated with the above instruments.

Other Items

The Company’s Annual Report Form 20-F for the year ended December 31, 2003 is available on SEDAR at www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at September 30, 2004 the Company had 17,193,932 common shares outstanding.

The Board of Directors may grant options to purchase up to 2,240,925 common shares.  As of September 30, 2004, options to purchase 1,653,199 common shares were outstanding at an average exercise price of $3.91 per common share.

Risks and Uncertainties

CE Franklin’s financial performance may be influenced favorably or adversely by certain external factors, as described below:

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s revenues, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile. Factors that can cause price fluctuations include:

  relatively minor changes in the worldwide supply of and demand for oil and natural gas;

  the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

  the level of production by non-OPEC countries;

  North American demand for gas;

  general economic and political conditions; and

  the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas.  Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility.  CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s revenues, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s revenues, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s revenues, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

  the ability of some customers to purchase oilfield supplies and tubular products directly from the manufacturer rather than from independent oilfield supply distributors and brokers;

  the ability for new brokers and distributors to enter the distribution business if the oil and gas industry were to experience significant growth in drilling activity;

  price competition among major supply companies; and

  an increase in global demand for raw materials may cause shortages, which in turn, may result in an increase to the cost of goods purchased from suppliers and limit product availability.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major supplier for its tubular products could adversely affect the Company’s revenue and gross profit.  A portion of CE Franklin’s business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  Such suppliers are available domestically and internationally.

CE Franklin Ltd.
Interim Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
September 30		September 30	September 30	September 30
(in thousands of Canadian dollars, except per share data)	2004	2003	2004	2003

Sales	78,232	67,533	234,266	184,138
Cost of sales	63,842	56,306	193,077	153,605
Gross profit	14,390	11,227	41,189	30,533

Other expenses (income)
Selling, general and administrative expenses	11,011	9,031	31,236	26,514
Amortization	1,107	1,077	3,236	3,099
Interest expense	345	257	1,019	693
Foreign exchange loss (gain)	(41)	8	(7)	(362)
Other expenses (income)	(1)	7	(10)	(17)
	12,421	10,380	35,474	29,927

Income before income taxes	1,969	847	5,715	606
Income tax expense (recovery)
Current	931	785	2,961	1,240
Future	(160)	(342)	(549)	(738)
	771	443	2,412	502

Income from continuing operations	1,198	404	3,303	104
Loss from discontinued operations (note 5)	-	(97)	(27)	(335)

Net income (loss) for the period	1,198	307	3,276	(231)

Net income per share from continuing operations (note 4)
Basic and diluted	0.07	0.02	0.19	0.00
Net income (loss) per share
Basic and diluted	0.07	0.02	0.19	(0.01)
Weighted average basic number of
shares outstanding	17,191,397	17,178,696	17,185,532	17,178,696

CE Franklin Ltd.
Interim Balance Sheets
(Unaudited)

September 30		December 31
(in thousands of Canadian dollars)	2004	2003

ASSETS
Current assets
Cash	-	4,881
Accounts receivable	55,024	45,843
Inventories	56,435	48,054
Other	1,045	887
Assets held from discontinued operations	-	926
	112,504	100,591
Property and equipment	6,759	8,279
Goodwill	7,765	7,765
Other	255	300
Assets held from discontinued operations	-	697
	127,283	117,632
LIABILITIES
Current liabilities
Bank overdraft	5,492	-
Bank operating loan	26,448	23,368
Accounts payable	18,877	27,996
Accrued liabilities	23,526	16,068
Current portion of long-term debt	212	369
Liabilities from discontinued operations	-	644
	74,555	68,445
Long-term debt	705	127
Future income taxes	864	1,413
Liabilities from discontinued operations	-	19
	76,124	70,004
SHAREHOLDERS' EQUITY
Capital stock	19,331	19,268
Contributed surplus	13,794	13,602
Retained earnings	18,034	14,758
	51,159	47,628
	127,283	117,632

CE Franklin Ltd.
Interim Statements of Cash Flows
(Unaudited)

	Three Months Ended		Nine Months Ended
September 30		September 30	September 30	September 30
(in thousands of Canadian dollars)	2004	2003	2004	2003

Cash flows from operating activities
Income from continuing operations	1,198	404	3,303	104
Items not affecting cash -
Amortization	1,107	1,077	3,236	3,099
Gain on disposal of property and equipment	(1)	-	(5)	(14)
Future income tax recovery	(160)	(342)	(549)	(738)
Increase (decrease) in inventory write-downs	291	(128)	522	340
Stock option expense	64	-	192	-
	2,499	1,011	6,699	2,791
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(10,966)	(4,455)	(9,181)	(5,525)
Income taxes recoverable	-	607	-	741
Inventories	970	(3,259)	(9,200)	(3,752)
Other current assets	266	(577)	(158)	(719)
Accounts payable	(2,725)	1,146	(9,119)	4,090
Accrued liabilities	6,053	443	7,458	2,986
Net cash flow from continuing operations	(3,903)	(5,084)	(13,501)	612
Net cash flow from discontinued operations	-	818	(26)	99
	(3,903)	(4,266)	(13,527)	711
Cash flows from financing activities
Issuance of capital stock	12	-	63	-
Increase (decrease) in bank operating loan	(3,956)	88	3,080	(4,112)
Increase in bank overdraft	5,492	4,310	5,492	3,490
Decrease in long-term debt	(87)	(99)	(296)	(246)
	1,461	4,299	8,339	(868)
Cash flows from investing activities
Purchase of property and equipment	(262)	(51)	(701)	(400)
Proceeds on disposal of property and equipment	18	8	49	37
Proceeds on sale of 50% interest in Brittania Industries Inc.	-	-	961	538
Net cash flow from continuing operations	(244)	(43)	309	175
Net cash flow from discontinued operations	-	10	(2)	(18)
	(244)	(33)	307	157
Change in cash and cash equivalents during the period	(2,686)	-	(4,881)	-
Cash and cash equivalents - Beginning of period	2,686	-	4,881	-
Cash and cash equivalents - End of period	-	-	-	-
Cash paid (received) during the period for:
Interest on bank operating loan	327	284	1,004	788
Interest on long-term debt	18	20	29	40
Income taxes	420	(83)	2,818	155

CE Franklin Ltd.
Interim Statement of Changes in Shareholders' Equity
(Unaudited)
	Capital Stock
(in thousands of Canadian dollars, except share amounts)	Number of Shares	$	Contributed surplus	Retained earnings	Shareholders' equity

Balance - December 31, 2002	17,178,696	19,268	13,566	14,337	47,171
Net loss	-	-	-	(231)	(231)
Balance - September 30, 2003	17,178,696	19,268	13,566	14,106	46,940

Balance - December 31, 2003	17,178,696	19,268	13,602	14,758	47,628
Stock options exercised	15,236	63	-	-	63
Stock options granted	-	-	192	-	192
Net income	-	-	-	3,276	3,276
Balance - September 30, 2004	17,193,932	19,331	13,794	18,034	51,159

CE Franklin Ltd.

Notes to Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim financial statements are prepared following accounting policies consistent with the Company's consolidated financial statements for the years ended December 31, 2003 and 2002, except as described in note 3 and are in accordance with generally accepted accounting principles in Canada.  Certain comparative figures have been reclassified to conform with the current period's presentation.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2003.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Basis of presentation

On March 31, 2004, the Company sold its remaining 50% interest in Brittania Industries Inc. for cash proceeds of $961,000.

On January 31, 2003, the Company transferred the property and equipment and operations of its compression operations into a wholly owned subsidiary, Brittania Industries Inc..  Subsequently, a 50% interest in Brittania was sold for cash proceeds of $538,000.

Note 3 - Changes in accounting policy

Effective January 1, 2004, the Company adopted, prospectively, the Canadian Institute of Chartered Accountants Guideline for "Hedging Relationships".  The Company utilizes foreign currency exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The value of the contract is marked to market and the change in the value is recognized in the statements of operations.

Effective January 1, 2003, the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted.  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.

CE Franklin Ltd.

Notes to Financial Statements (Unaudited)

Note 4 - Share data

At September 30, 2004 the Company had 17,193,932 common shares and 1,653,199 options to acquire common shares outstanding.  713,265 of those options were currently vested and exercisable.  There were no common share options granted in the nine months ended September 30, 2004.  The compensation expense recorded in the third quarter of 2004 and in the nine months ended September 30, 2004 for common share options granted subsequent to December 31, 2002 was $64,000 and $192,000 respectively.

For all stock options issued prior to January 1, 2003 the Company applied the intrinsic method of accounting for common share options granted to employees, officers and directors.  Accordingly, no compensation expense has been recognized in the Statements of Operations.  Had compensation cost been determined on the basis of fair values, net income for the quarter ended September 30, 2004 would have decreased by $200,000 or $0.01 per common share.  The Company's net income for the nine months ended September 30, 2004 would have decreased by $598,000 or $0.03 per common share.

Note 5 - Discontinued operations

On March 31, 2004, the Company sold its 50% interest in Brittania Industries Inc. for cash proceeds of $961,000.  No gain or loss on disposition resulted from the transaction.  The proceeds from this transaction were used to reduce the Company's bank operating loan.  The results of discontinued operations for the period ended September 30 were as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands of Canadian dollars)	2004	2003	2004	2003
Sales	-	309	444	1,984
Loss before income taxes	-	(151)	(63)	(472)
Income tax recovery	-	(54)	(36)	(137)
Loss for the period	-	(97)	(27)	(335)

Note 6 - Acquisition

On July 8, 2004 the Company announced that it has entered into a non-binding letter of intent with Smith International Inc. ("Smith") to acquire all the common stock of Wilson International Inc., a wholly owned subsidiary of Smith, in exchange for common shares of CE Franklin to be issued from treasury.  This transaction is considered to be a related party transaction by virtue of Smith's current 55% shareholdings in CE Franklin and is subject to the approval of a majority of CE Franklin's shareholders, excluding Smith.